Via Facsimile and U.S. Mail
Mail Stop 6010

January 28, 2008

Ms. Carolyn J. Logan
President and Chief Executive Officer
Salix Pharmaceuticals, Ltd.
1700 Perimeter Park Drive
Morrisville, North Carolina 27560

Re: Salix Pharmaceuticals, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 15, 2007
Form 10-Q for the Period Ended September 30, 2007
Filed November 9, 2007
File No. 000-23265

Dear Ms. Logan:

We have completed our review of your Forms 10-K and 10-Q and have no further
comments at this time.

Sincerely,

Suzanne Hayes
Branch Chief